UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 5, 2015

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated November 5, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: November 5, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS REPORTS

THIRD QUARTER 2015 RESULTS

Highlights

•	Generated distributable cash flow of $58.8 million in the third quarter of 2015, an increase of 30 percent from the third quarter of 2014.

•	Declared third quarter 2015 cash distribution of $0.56 per common unit, an increase of four percent from the previous quarter.

•	Completed and fully financed the $1.26 billion accretive acquisition of the Knarr FPSO on July 1, 2015.

•	Successfully took over as operator, and is now the sole supplier, of shuttle tanker services for East Coast Canada.

•	Total liquidity of approximately $305 million as at September 30, 2015.

Hamilton, Bermuda, November 5, 2015 – Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended September 30, 2015. During the third quarter of 2015, the Partnership generated distributable cash flow(1) of $58.8 million, compared to $45.2 million in the same period of the prior year. The increase in distributable cash flow was primarily due to the acquisition of the Petrojarl Knarr (Knarr) floating production, storage and offloading (FPSO) unit in July 2015, the acquisition of six long-distance towing and offshore installation vessels during the first seven months of 2015, and the commencement of the Arendal Spirit Unit for Maintenance and Safety (UMS) charter contract in early-June 2015. These increases were partially offset by the expiration of two shuttle tanker contracts in the second quarter of 2015, as well as the temporary shut-down on the Piranema Spirit FPSO unit for unscheduled repairs, which were completed during the third quarter of 2015.

On October 2, 2015, the Partnership declared a cash distribution of $0.56 per unit for the quarter ended September 30, 2015, an increase of 4 percent compared to the cash distribution paid in the prior quarter. The cash distribution will be paid on November 13, 2015 to all unitholders of record on October 13, 2015.

CEO Commentary

“For the third quarter, we increased the Partnership’s cash distributions per unit by four percent based primarily on the cash flow contribution from the Petrojarl Knarr FPSO which was acquired in early July from Teekay Corporation,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP LLC.

“The Partnership’s third quarter distributable cash flow was in-line with our expectations; however, the results included the impact of seasonal maintenance of the North Sea oil fields, as well as downtime associated with the Piranema Spirit FPSO and our new UMS, which if excluded, would have resulted in approximately $11 million of additional distributable cash flow generated in the quarter,” Mr. Evensen continued. “Looking ahead to the fourth quarter, with our fleet operating at near full capacity, we expect our distributable cash flow and coverage ratio to increase.”

Mr. Evensen added, “Despite the current weakness in global energy markets, Teekay Offshore’s distributable cash flow remains relatively stable and growing. The Partnership’s diversified portfolio of fee-based contracts, which is servicing our customers’ oil production requirements and with no direct link to oil prices, comprises fixed forward revenues of approximately $8.2 billion.”

(1)

Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events

Completed Acquisition of Knarr FPSO

On July 1, 2015, the Partnership completed the acquisition of the Knarr FPSO from Teekay Corporation, which is operating under a long-term charter contract with BG Norge Limited in the North Sea. The purchase price for the Knarr FPSO, which is based on a fully built-up cost of approximately $1.26 billion, was fully financed through the assumption of an existing $745 million long-term debt facility, $300 million of common units issued to Teekay Corporation, and $250 million of convertible preferred units issued in a private placement.

Commenced Strategic East Coast Canada Shuttle Tanker Contract

On June 1, 2015, the Partnership commenced 15-year contracts, plus extension options, with a group of companies (including Chevron Canada, Exxon Mobil, Husky Energy, Mosbachar Operating Ltd., Murphy Oil, Nalcor Energy, Statoil and Suncor Energy) to provide shuttle tanker services on the East Coast of Canada. These contracts were initially serviced by three third-party owned shuttle tankers that were operating on the East Coast of Canada, which were in-chartered by the Partnership. One of these vessels was subsequently replaced by one of the Partnership’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. In connection with entering the 15-year contracts for this project in early-June 2015, the Partnership entered into shipbuilding contracts to construct three Suezmax-size, dynamic positioning 2 (DP2) shuttle tanker newbuildings with a South Korean shipyard for a fully built-up cost of approximately $370 million, with an option to order one additional vessel should a fourth vessel be required. The three ordered vessels are expected to be delivered in the fourth quarter of 2017 through the first half of 2018.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $32.1 million for the quarter ended September 30, 2015, compared to $28.8 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $86.8 million and $0.3 million for the quarters ended September 30, 2015 and 2014, respectively, as detailed in Appendix A to this release. Including these items, the Partnership reported, on a GAAP basis, net loss attributable to the partners of $54.7 million for the third quarter of 2015, compared to net income attributable to the partners of $28.5 million in the same period of the prior year. Net revenues(2) increased to $285.9 million for the third quarter of 2015, compared to $229.8 million in the same period of the prior year.

Adjusted net income attributable to the partners for the three months ended September 30, 2015 increased from the same period in the prior year mainly due to the acquisition of the Knarr FPSO unit on July 1, 2015, the acquisition of six long-distance towing and offshore installation vessels during the first seven months of 2015, and the Arendal Spirit UMS commencing its charter contract in early-June 2015. These increases were partially offset by the expiration of two shuttle tanker contracts in the second quarter of 2015, and the temporary shut-down on the Piranema Spirit FPSO for unscheduled repairs, which were completed during the quarter.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of (loss) income, changes in the fair value of derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions nor does it have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

The Partnership has recast its financial results to include the financial results of the Knarr FPSO unit relating to the period prior to its acquisition by the Partnership from Teekay Corporation when it was under common control, which pre-acquisition results are referred to in this release as the Dropdown Predecessor. In accordance with GAAP, business acquisitions of entities under common control that have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay Corporation. For these purposes, the Knarr FPSO unit was under common control by Teekay Corporation from March 9, 2015 to July 1, 2015, when it was sold to the Partnership.

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s six segments: the Shuttle Tanker segment, the FPSO segment, the FSO segment, the Conventional Tanker segment, the Towage segment and the UMS segment (please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendices C through F for further details).

	Three Months Ended September 30, 2015 (unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment(1)	Total
Net revenues(2)	108,537	137,888	14,017	7,241	6,468	11,737	285,888
Vessel operating expenses	(28,814)	(47,542)	(6,511)	(1,620)	(4,709)	(5,976)	(95,172)
Time-charter hire expense	(18,893)	—	—	—	—	—	(18,893)
Depreciation and amortization	(25,362)	(38,051)	(3,295)	(1,676)	(2,766)	(1,677)	(72,827)

CFVO from consolidated vessels(3)	54,316	67,262	8,604	5,473	(911)	3,203	137,947
CFVO from equity accounted vessels(4)	—	6,745	—	—	—	—	6,745
Total CFVO(3)(4)	54,316	74,007	8,604	5,473	(911)	3,203	144,692

	Three Months Ended September 30, 2014 (unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment(1)	Total
Net revenues(2)	118,600	92,801	11,748	6,460	211	—	229,820
Vessel operating expenses	(38,969)	(43,142)	(7,969)	(1,558)	—	—	(91,638)
Time-charter hire expense	(7,085)	—	—	—	—	—	(7,085)
Depreciation and amortization	(27,727)	(18,186)	(2,232)	(1,614)	—	—	(49,759)

CFVO from consolidated vessels(3)	65,673	41,357	4,072	4,107	(161)	(418)	114,630
CFVO from equity accounted vessel(4)	—	5,506	—	—	—	—	5,506
Total CFVO(3)(4)	65,673	46,863	4,072	4,107	(161)	(418)	120,136

(1)	The Partnership acquired 100 percent of the outstanding shares of Logitel Offshore Holding AS (Logitel) during the third quarter of 2014 and operations began in the second quarter of 2015.
(2)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C, included in this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(3)

Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write-down of vessels, and amortization of the non-cash portion of revenue contracts, and includes the realized gains and losses on the settlement of foreign exchange forward contracts and adjusts for direct financing leases to a cash basis. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix E included in this release for a description and reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(4)

CFVO from equity accounted vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels, the Cidade de Itajai FPSO unit and the Libra FPSO conversion project. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment decreased to $54.3 million for the third quarter of 2015 compared to $65.7 million for the same period of the prior year, primarily due to the expirations of a long-term contract of affreightment and a time-charter out contract since the second quarter of 2015, partially offset by lower operating costs from lower maintenance, reduced crewing expenses following a change in crew composition, and the impact from the strengthening of the U.S. Dollar associated with foreign currency-denominated expenditures.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment (which also includes the results from two equity-accounted FPSO units), increased to $74.0 million for the third quarter of 2015 compared to $46.9 million for the same period of the prior year, primarily due to the acquisition of the Knarr FPSO unit from Teekay Corporation in July 2015, partially offset by the temporary shut-down on the Piranema Spirit FPSO unit for unscheduled repairs, which were completed during the third quarter of 2015.

FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment increased to $8.6 million for the third quarter of 2015 compared to $4.1 million for the same period of the prior year, primarily due to the scheduled drydocking of the Navion Saga FSO in the third quarter of 2014 and the commencement of the charter contract for the Suksan Salamander FSO in August 2014.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $5.5 million for the third quarter of 2015 compared to $4.1 million for the same period of the prior year, primarily due to the scheduled drydocking of the Kilimanjaro Spirit in the third quarter of 2014.

Towage Segment

Cash flow used for vessel operations from the Partnership’s Towage segment of $0.9 million for the third quarter of 2015 primarily relates to a $2.2 million business development fee paid to Teekay Corporation in the third quarter of 2015 in connection with the acquisition of the six towage vessels, which commenced operations during the first seven months of 2015. Excluding this fee, towage operations generated $1.3 million of cash flow from operations during the third quarter of 2015.

UMS Segment

Cash flow from vessel operations from the Partnership’s UMS segment of $3.2 million for the third quarter of 2015 relates to the Arendal Spirit UMS, which commenced its charter contract with Petrobras in June 2015 net of a $2.0 million business development fee paid to Teekay Corporation in the third quarter of 2015 in connection with the acquisition of the Arendal Spirit UMS and unscheduled off-hire of 13 days due to damages to the gangway, which have since been repaired.

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Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of November 1, 2015.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings / Conversions / Upgrade		Total
Shuttle Tanker Segment	30	(i)(ii)	3	3	(iii)	36
FPSO Segment	6	(iv)	—	2	(v)	8
FSO Segment	6		—	1	(vi)	7
Conventional Segment	4		—	—		4
Towage Segment	6		—	4	(vii)	10
UMS Segment	1		—	2	(viii)	3

Total	53		3	12		68

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one shuttle tanker in which Teekay Offshore’s ownership interest is 67 percent.
(ii)	Includes one HiLoad DP unit.
(iii)

Includes three Suezmax-size, DP2 shuttle tanker newbuildings scheduled to be delivered in the fourth quarter of 2017 through the first half of 2018 for employment under the east coast of Canada contract.

(iv)	Includes one FPSO unit, the Cidade de Itajai, in which Teekay Offshore’s ownership interest is 50 percent.
(v)	Consists of the Petrojarl I FPSO upgrade project and Teekay Offshore’s 50 percent ownership interest in the Libra FPSO conversion project.
(vi)	Consists of the Randgrid shuttle tanker, which is being converted into an FSO unit for use with the Gina Krog FSO project.
(vii)	Consists of four long-distance towing and offshore installation vessel newbuildings scheduled to deliver in 2016.
(viii)	Consists of two UMS newbuildings scheduled to deliver in the fourth quarter of 2016 and the first quarter of 2017.

Liquidity and Continuous Offering Program Update

In 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units at market prices up to a maximum aggregate amount of $100 million. During the third quarter of 2015, the Partnership sold 187,141 common units under the COP, generating net proceeds of approximately $3.2 million. Since the initiation of the program, the Partnership has sold an aggregate of 510,190 common units under the COP, generating proceeds of approximately $10.0 million (including the Partnership’s general partner’s two percent proportionate capital contribution and net of offering costs).

In July 2015, the Partnership completed a $250 million, 8.6 percent convertible preferred unit private placement. The proceeds from the private placement were used to partially finance the acquisition of the Knarr FPSO from Teekay Corporation.

As of September 30, 2015, the Partnership had total liquidity of $305.3 million (comprised of $251.1 million in cash and cash equivalents and $54.2 million in undrawn credit facilities).

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Conference Call

The Partnership plans to host a conference call on Thursday, November 5, 2015 at noon (ET) to discuss the results for the third quarter of 2015. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-505-9587 or 416-204-9524, if outside North America, and quoting conference ID code 4150302.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

A supporting Third Quarter 2015 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

The conference call will be recorded and available until Thursday, November 19, 2015. This recording can be accessed following the live call by dialing 1-888-203-1112 or 647-436-0148, if outside North America, and entering access code 4150302.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry, primarily focusing on the growing deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.9 billion, comprised of 68 offshore assets, including shuttle tankers, floating production, storage and offloading (FPSO) units, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekay.com

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Teekay Offshore Partners L.P.

Summary Consolidated Statements of (Loss) Income

(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Nine Months Ended
	September 30, 2015	June 30, 2015(1)	September 30, 2014	September 30, 2015(1)	September 30, 2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	314,054	311,234	258,442	890,271	759,078

Voyage expenses	(28,166)	(20,716)	(28,622)	(71,399)	(88,332)
Vessel operating expenses	(95,172)	(93,691)	(91,638)	(269,560)	(267,952)
Time-charter hire expense	(18,893)	(10,762)	(7,085)	(36,638)	(23,472)
Depreciation and amortization	(72,827)	(71,803)	(49,759)	(202,625)	(146,721)
General and administrative (2)	(27,321)	(17,215)	(14,038)	(58,423)	(46,941)
(Write-down) and gain on sale of vessels	—	(500)	(4,759)	(14,353)	(4,759)
Restructuring (charge) recovery	(157)	(135)	—	(292)	262

Income from vessel operations	71,518	96,412	62,541	236,981	181,163

Interest expense	(33,645)	(31,380)	(22,911)	(89,825)	(63,399)
Interest income	153	141	145	430	512
Realized and unrealized (losses) gains derivative instruments (3)	(77,102)	49,729	(9,432)	(90,182)	(84,208)
Equity (loss) income	(7,052)	9,720	2,486	6,759	8,577
Foreign currency exchange loss(4)	(10,257)	(1,739)	(939)	(16,640)	(4,550)
Other (loss) income – net	(373)	385	(278)	266	184

(Loss) income before income tax expense	(56,758)	123,268	31,612	47,789	38,279
Income tax recovery (expense)	5,465	111	(1,468)	5,654	(2,913)

Net (loss) income	(51,293)	123,379	30,144	53,443	35,366

Non-controlling interests in net (loss) income	3,446	3,638	1,623	11,082	4,956
Dropdown Predecessor’s interest in net (loss) income (1)	—	15,515	—	10,100	—
Preferred unitholders’ interest in net (loss) income	10,349	4,791	2,719	17,859	8,156
General Partner’s interest in net (loss) income	5,738	6,153	4,376	15,655	12,015
Limited partners’ interest in net (loss) income	(70,826)	93,282	21,426	(1,253)	10,239
Weighted-average number of common units:
- basic	102,009,737	92,413,598	85,681,495	95,640,284	85,556,125
- diluted	102,009,737	92,457,480	85,717,631	95,640,284	85,626,915
Total number of common units outstanding at end of period	107,003,043	92,413,598	85,681,495	107,003,043	85,681,495

(1)

Results for the Knarr FPSO unit for the period beginning on March 9, 2015 prior to its acquisition by the Partnership on July 1, 2015 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor. The amounts included in this release related to the Dropdown Predecessor are preliminary, and will be finalized for inclusion in the Partnership’s Form 6-K filing for the quarter ended September 30, 2015. Any revisions to the preliminary Dropdown Predecessor figures are only expected to impact the accounting for the periods prior to the date the Knarr FPSO unit was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the third quarter of 2015.

(2)

General and administrative expenses for the three and nine months ended September 30, 2015 include one-time business development fees of $13.9 million paid to Teekay Corporation relating to the purchases of the Knarr FPSO unit, the six towage vessels and the Arendal Spirit UMS.

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(3)

Realized losses on derivative instruments relate to amounts the Partnership actually paid to settle derivative instruments, and the unrealized (losses) gains on derivative instruments relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Realized losses relating to:
Interest rate swaps	(15,857)	(16,101)	(13,799)	(45,378)	(41,859)
Interest rate swap termination	(10,876)	—	—	(10,876)	—
Foreign currency forward contracts	(4,064)	(2,571)	(278)	(9,890)	(581)

	(30,797)	(18,672)	(14,077)	(66,144)	(42,440)

Unrealized (losses) gains relating to:
Interest rate swaps	(43,453)	62,188	6,940	(22,303)	(40,152)
Foreign currency forward contracts	(2,852)	6,213	(2,295)	(1,735)	(1,616)

	(46,305)	68,401	4,645	(24,038)	(41,768)

Total realized and unrealized (losses) gains on derivative instruments	(77,102)	49,729	(9,432)	(90,182)	(84,208)

(4)

Foreign currency exchange loss includes realized losses relating to the amounts the Partnership paid to settle its non-designated cross currency swaps that were entered into as an economic hedge relating to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million of unsecured bonds in 2012 maturing in 2017, NOK 1,300 million of unsecured bonds in 2013 maturing in 2016 and 2018, and NOK 1,000 million of unsecured bonds in 2014 maturing in 2019. Foreign currency exchange loss also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Realized losses on cross currency swaps	(2,840)	(1,953)	(497)	(7,173)	(519)
Unrealized (losses) gains on cross currency swaps	(32,649)	12,525	(18,806)	(52,325)	(25,498)
Unrealized gains (losses) on revaluation of NOK bonds	28,722	(9,512)	21,561	48,602	23,862

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Teekay Offshore Partners L.P.

Consolidated Balance Sheets

(in thousands of U.S. dollars)

	As at	As at	As at
	September 30, 2015	June 30, 2015	December 31, 2014
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	251,058	242,764	252,138
Restricted cash – current	40,241	73,700	4,704
Accounts receivable	154,965	117,085	103,665
Vessel held for sale	5,000	5,000	—
Net investments in direct financing leases – current	5,781	5,501	4,987
Prepaid expenses	42,450	34,503	30,211
Due from affiliates	44,829	37,856	44,225
Advances to joint venture	—	—	5,225
Other current assets	20,284	14,644	4,626

Total current assets	564,608	531,053	449,781

Restricted cash – long-term	9,109	—	42,056

Vessels and equipment
At cost, less accumulated depreciation	4,579,915	3,274,888	3,010,689
Advances on newbuilding contracts and conversion costs	327,286	252,040	172,776
Net investments in direct financing leases	13,038	14,599	17,471
Investment in equity accounted joint ventures	70,458	74,162	54,955
Derivative instruments	284	5,240	4,660
Deferred tax assets	15,046	5,095	5,959
Other assets	143,435	75,224	51,362
Intangible assets – net	4,548	5,400	6,410
Goodwill	129,145	129,145	129,145

Total assets	5,856,872	4,366,846	3,945,264

LIABILITIES AND EQUITY
Current
Accounts payable	36,865	12,902	15,064
Accrued liabilities	100,506	120,438	68,013
Deferred revenues	50,220	25,901	25,669
Due to affiliates	296,683	143,742	108,941
Current portion of derivative instruments	124,414	106,588	85,318
Current portion of long-term debt	469,002	466,952	258,014
Current portion of in-process revenue contracts	12,779	12,779	12,744

Total current liabilities	1,090,469	889,302	573,763

Long-term debt	2,910,917	2,195,010	2,178,009
Derivative instruments	324,051	236,208	257,754
In-process revenue contracts	66,238	69,450	75,805
Other long-term liabilities	214,481	60,033	44,238

Total liabilities	4,606,156	3,450,003	3,129,569

Redeemable non-controlling interest	5,574	10,481	12,842

Convertible Preferred Units (10.4 million and nil units issued and outstanding at September 30, 2015 and December 31, 2014, respectively)	254,724	—	—

Equity
Limited partners – common units (107.0 million and 92.4 million units issued and outstanding at September 30, 2015 and December 31, 2014, respectively)	641,320	560,593	589,165
Limited partners – preferred units (11.0 million and 6.0 million units issued and outstanding at September 30, 2015 and December 31, 2014, respectively)	266,924	267,685	144,800
General Partner	25,039	20,457	21,038
Non-controlling interests	58,220	57,627	47,850
Accumulated other comprehensive loss	(1,085)	—	—

Total equity	990,418	906,362	802,853

Total liabilities and total equity	5,856,872	4,366,846	3,945,264

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Teekay Offshore Partners L.P.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Nine Months Ended
	September 30, 2015	September 30, 2014
	(unaudited)(1)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	53,443	35,366
Non-cash items:
Unrealized loss on derivative instruments	77,421	67,266
Equity income, net of dividends received of $nil (2014 – $7,390)	(6,759)	(1,187)
Depreciation and amortization	202,625	146,721
Write-down and (gain) on sale of vessels	14,353	4,759
Deferred income tax (recovery) expense	(6,399)	887
Amortization of in-process revenue contracts	(9,533)	(9,532)
Foreign currency exchange gain and other	(84,622)	(28,667)
Change in non-cash working capital items related to operating activities	51,300	(105,368)
Expenditures for dry docking	(8,485)	(26,527)

Net operating cash flow	283,344	83,718

FINANCING ACTIVITIES
Proceeds from long-term debt	547,707	799,049
Scheduled repayments of long-term debt	(251,646)	(274,164)
Prepayments of long-term debt	(83,606)	(308,625)
Debt issuance costs	(20,222)	(10,555)
Purchase of Teekay Knarr AS and Knarr L.L.C from Teekay Corporation (net of cash acquired of $15.4 million)	(112,710)	—
Decrease in restricted cash	(2,590)	—
Proceeds from issuance of common units	9,336	7,784
Proceeds from issuance of preferred units	375,000	—
Expenses relating to equity offerings	(4,469)	(153)
Cash distributions paid by the Partnership	(176,592)	(160,926)
Settlement of contingent consideration liability	(3,303)	—
Cash distributions paid by subsidiaries to non-controlling interests	(13,480)	(19,828)
Equity contribution from joint venture partners	5,500	26,267
Indemnification on Voyageur Spirit FPSO from Teekay Corporation	—	3,474
Other	873	684

Net financing cash flow	269,798	63,007

INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(563,260)	(140,755)
Proceeds from sale of vessels and equipment	8,918	—
Direct financing lease payments received	3,639	4,189
Investment in equity accounted joint ventures	(8,744)	—
Repayment (advances) from (to) joint venture partners and equity accounted joint ventures	5,225	(6,487)
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million)	—	(2,322)
Acquisition of Logitel Offshore Holding AS (net of cash acquired of $8.1 million)	—	4,090

Net investing cash flow	(554,222)	(141,285)

(Decrease) increase in cash and cash equivalents	(1,080)	5,440
Cash and cash equivalents, beginning of the period	252,138	219,126

Cash and cash equivalents, end of the period	251,058	224,566

(1)

In accordance with GAAP, the Consolidated Statement of Cash Flows for the nine months ended September 30, 2015 includes the cash flows relating to the Knarr FPSO unit Dropdown Predecessor for the period from March 9, 2015 to July 1, 2015, when the vessel was under the common control of Teekay Corporation, but prior to its acquisition by the Partnership. The amounts included in this release related to the Dropdown Predecessor are preliminary, and will be finalized for inclusion in the Partnership’s Form 6-K filing for the quarter ended September 30, 2015. Any revisions to the preliminary Dropdown Predecessor figures are only expected to impact the accounting for the periods prior to the date the Knarr FPSO unit was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the third quarter of 2015.

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Teekay Offshore Partners L.P.

Appendix A – Specific Items Affecting Net (Loss) Income

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net (loss) income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	September 30, 2015	September 30, 2014
	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(51,293)	30,144
Adjustments:
Net income attributable to non-controlling interests	(3,446)	(1,623)

Net (loss) income attributable to the partners	(54,739)	28,521
Add (subtract) specific items affecting net (loss) income:
Foreign currency exchange losses(1)	7,417	442
Unrealized losses (gains) on derivative instruments(2)	55,780	(5,690)
Realized loss on swap termination	10,876	—
Write-down of vessel(3)	—	4,759
Deferred income tax recovery relating to Norwegian tax structure(4)	(5,834)	—
Pre-operational costs(5)	1,923	—
Business development fees and other(6)	15,571	278
Non-controlling interests’ share of items above(7)	1,058	494

Total adjustments	86,791	283

Adjusted net income attributable to the partners	32,052	28,804

(1)

Foreign currency exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gains or losses related to the Partnership’s cross currency swaps for outstanding Norwegian bonds of the Partnership and excludes the realized gains and losses relating to the cross currency swaps.

(2)

Reflects the unrealized losses (gains) due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, including the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai FPSO and Libra FPSO equity accounted joint ventures.

(3)

Write-down of vessel for the three months ended September 30, 2014 relates to the impairment of one of the Partnership’s 1990s-built shuttle tankers to its estimated fair value. The write-down was the result of the pending expiration of the contract for this vessel, which was re-chartered at a lower rate.

(4)	Reflects the increase in the deferred income tax asset for one of the Partnership’s Norwegian tax structures.
(5)

Reflects the realized losses on foreign currency forward contracts relating to upgrade costs on the Petrojarl 1 FPSO unit as well as depreciation and amortization expense relating to the Petrojarl 1 FPSO unit while undergoing conversion.

(6)

Other items for the three months ended September 30, 2015 include one-time business development fees of $13.9 million paid to Teekay Corporation relating to the purchases of the Knarr FPSO unit, the six towage vessels, and the Arendal Spirit UMS, the ineffective portion of losses on interest rate swaps designated and qualifying as cash flow hedges of $1.1 million, a $0.4 million write-down of inventory assets, and a restructuring charge of $0.2 million relating to seafarer redundancy in the Partnership’s shuttle tanker fleet. Other items for the three months ended September 30, 2014 includes include a $0.3 million loss related to the revaluation of a contingent consideration payable in relation to the Partnership’s acquisition of Logitel.

(7)

Items affecting net (loss) income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net (loss) income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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Teekay Offshore Partners L.P.

Appendix B – Reconciliation of Non-GAAP Financial Measure

Distributable Cash Flow

(in thousands of U.S. dollars)

Distributable cash flow represents net (loss) income adjusted for depreciation and amortization expense, non-controlling interests, non-cash items, distributions relating to equity financing of newbuilding installments, distributions on our preferred units, vessel and business acquisition costs, estimated maintenance capital expenditures, write-down of vessels, unrealized gains and losses from derivatives, realized losses on termination of interest rate swaps, non-cash income taxes and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net (loss) income for the quarters ended September 30, 2015 and September 30, 2014, respectively.

	Three Months Ended
	September 30, 2015	September 30, 2014
	(unaudited)	(unaudited)
Net (loss) income	(51,293)	30,144

Add (subtract):
Depreciation and amortization	72,827	49,759
Vessel and business acquisition costs(1)	13,920	—
Realized loss on termination of interest rate swap	10,876	—
Equity loss (income) from joint ventures	7,052	(2,486)
Distributions relating to equity financing of newbuildings and conversion costs	6,994	1,678
Partnership’s share of equity accounted joint venture’s distributable cash flow net of estimated maintenance capital expenditures	4,434	2,774
Write-down of vessel	—	4,759
Distributions relating to preferred units	(10,573)	(2,719)
Estimated maintenance capital expenditures(2)	(38,739)	(28,979)
Unrealized losses (gains) on derivative instruments (3)	46,305	(4,645)
Foreign currency exchange and other, net	1,760	(729)

Distributable Cash Flow before Non-Controlling Interests	63,563	49,556
Non-controlling interests’ share of DCF	(4,721)	(4,393)

Distributable Cash Flow	58,842	45,163

(1)

Vessel and business acquisition costs relate to business development fees of $13.9 million paid to Teekay Corporation relating to the purchases of the Knarr FPSO unit, the six towage vessels and the Arendal Spirit UMS.

(2)

Estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint venture for the three months ended September 30, 2015 and 2014 were $1.0 million and $1.0 million, respectively.

(3)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.

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Teekay Offshore Partners L.P.

Appendix C – Reconciliation of Non-GAAP Financial Measure

Net Revenues

(in thousands of U.S. dollars)

Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies, however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2015
	(unaudited)

	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment(1)	Total
Revenues	131,381	137,888	14,234	8,006	10,808	11,737	314,054
Voyage expenses	(22,844)	—	(217)	(765)	(4,340)	—	(28,166)

Net revenues	108,537	137,888	14,017	7,241	6,468	11,737	285,888

	Three Months Ended September 30, 2014
	(unaudited)

	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	Total
Revenues	144,778	92,801	12,786	7,811	266	258,442
Voyage expenses	(26,178)	—	(1,038)	(1,351)	(55)	(28,622)

Net revenues	118,600	92,801	11,748	6,460	211	229,820

(1)	The Partnership acquired 100% of the outstanding shares of Logitel during the third quarter of 2014 and operations began in the second quarter of 2015.

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Teekay Offshore Partners L.P.

Appendix D – Supplemental Segment Information

(in thousands of U.S. dollars)

	Three Months Ended September 30, 2015
	(unaudited)

	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment	Total
Net revenues (See Appendix C)	108,537	137,888	14,017	7,241	6,468	11,737	285,888
Vessel operating expenses	(28,814)	(47,542)	(6,511)	(1,620)	(4,709)	(5,976)	(95,172)
Time-charter hire expense	(18,893)	—	—	—	—	—	(18,893)
Depreciation and amortization	(25,362)	(38,051)	(3,295)	(1,676)	(2,766)	(1,677)	(72,827)
General and administrative(1)	(4,162)	(17,600)	(183)	(148)	(2,670)	(2,558)	(27,321)
Restructuring charge	(157)	—	—	—	—	—	(157)

Income (loss) from vessel operations	31,149	34,695	4,028	3,797	(3,677)	1,526	71,518

	Three Months Ended September 30, 2014
	(unaudited)

	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment	Total
Net revenues (See Appendix C)	118,600	92,801	11,748	6,460	211	—	229,820
Vessel operating expenses	(38,969)	(43,142)	(7,969)	(1,558)	—	—	(91,638)
Time-charter hire expense	(7,085)	—	—	—	—	—	(7,085)
Depreciation and amortization	(27,727)	(18,186)	(2,232)	(1,614)	—	—	(49,759)
General and administrative	(6,542)	(5,143)	(768)	(795)	(372)	(418)	(14,038)
Write-down of vessel	(4,759)		—	—	—	—	(4,759)

Income (loss) from vessel operations	33,518	26,330	779	2,493	(161)	(418)	62,541

(1)

General and administrative expenses for the three months ended September 30, 2015 includes business development fees of $13.9 million paid to Teekay Corporation relating to the purchases of the Knarr FPSO unit, the six towage vessels, and the Arendal Spirit UMS.

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Teekay Offshore Partners L.P.

Appendix E – Reconciliation of Non-GAAP Financial Measure

Cash Flow From Vessel Operations From Consolidated Vessels

(in thousands of U.S. dollars)

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before depreciation and amortization expense, write-down of vessels, and amortization of the non-cash portion of revenue contracts, and includes the realized gains and losses on the settlement of foreign exchange forward contracts and adjusts for direct financing leases to a cash basis. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net (loss) income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2015
	(unaudited)

	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment	Total
Income from vessel operations (See Appendix D)	31,149	34,695	4,028	3,797	(3,677)	1,526	71,518
Depreciation and amortization	25,362	38,051	3,295	1,676	2,766	1,677	72,827
Realized losses from the settlements of non- designated foreign exchange forward contracts	(2,195)	(1,443)	—	—	—	—	(3,638)
Amortization of non-cash portion of revenue contracts	—	(4,041)	—	—	—	—	(4,041)
Falcon Spirit revenue accounted for as direct financing lease	—	—	(896)	—	—	—	(896)
Falcon Spirit cash flow from time-charter contracts	—	—	2,177	—	—	—	2,177

Cash flow from (used for) vessel operations from consolidated vessels	54,316	67,262	8,604	5,473	(911)	3,203	137,947

	Three Months Ended September 30, 2014
	(unaudited)

	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment	Total
Income from vessel operations (See Appendix D)	33,518	26,330	779	2,493	(161)	(418)	62,541
Depreciation and amortization	27,727	18,186	2,232	1,614	—	—	49,759
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(331)	53	—	—	—	—	(278)
Amortization of non-cash portion of revenue contracts	—	(3,212)	—	—	—	—	(3,212)
Write-down of vessel	4,759	—	—	—	—	—	4,759
Falcon Spirit revenue accounted for as direct financing lease	—	—	(1,104)	—	—	—	(1,104)
Falcon Spirit cash flow from time-charter contracts	—	—	2,165	—	—	—	2,165

Cash flow from (used for) vessel operations from consolidated vessels	65,673	41,357	4,072	4,107	(161)	(418)	114,630

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Teekay Offshore Partners L.P.

Appendix F – Reconciliation of Non-GAAP Financial Measure

Cash Flow From Vessel Operations From Equity Accounted Vessels

(in thousands of U.S. dollars)

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before depreciation and amortization expense. Cash flow from equity accounted vessel represents the Partnership’s proportionate share of cash flow from vessel operations from its equity-accounted vessels, the Cidade de Itajai FPSO unit and the Libra FPSO conversion project. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014
	(unaudited)		(unaudited)

	At 100%	Partnership’s 50%	At 100%	Partnership’s 50%
Voyage revenues	19,692	9,846	19,456	9,728
Vessel and other operating expenses	(6,205)	(3,103)	(8,367)	(4,184)
Depreciation and amortization	(4,221)	(2,111)	(4,760)	(2,380)
General and administrative	4	2	(76)	(38)
Loss on sale of asset	(579)	(290)	—	—

Income from vessel operations of equity accounted vessels	8,691	4,344	6,253	3,126

Net interest expense	(2,468)	(1,234)	(2,009)	(1,005)
Realized and unrealized (losses) gains on derivative instruments(1)	(20,151)	(10,076)	524	262

Total other items	(22,619)	(11,310)	(1,485)	(743)

Net (loss) income / equity (loss) income of equity accounted vessel before income tax (expense) recovery	(13,928)	(6,966)	4,768	2,383
Income tax (expense) recovery	(171)	(86)	204	103

Net (loss) income / equity (loss) income of equity accounted vessels	(14,099)	(7,052)	4,972	2,486

Income from vessel operations of equity accounted vessels	8,691	4,344	6,253	3,126
Depreciation and amortization	4,221	2,111	4,760	2,380
Loss on sale of asset	579	290	—	—

Cash flow from vessel operations from equity accounted vessels	13,491	6,745	11,013	5,506

(1)

Realized and unrealized (losses) gains on derivative instruments for the three months ended September 30, 2015 and 2014 include total unrealized losses of $19.0 million ($9.5 million at the Partnership’s 50% share) and $1.2 million ($0.6 million at the Partnership’s 50% share), respectively, related to interest rate swaps for the Libra FPSO conversion project and the Cidade de Itajai FPSO unit.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s expectations for its fourth quarter distributable cash flow and coverage ratio; the stability and growth of the Partnership’s future distributable cash flows; expected forward revenues from the Partnership’s fee-based contract portfolio; the timing of newbuilding, conversion and upgrade vessel or offshore unit deliveries and commencement of their respective charter contracts; and the estimated cost of building vessels. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea, Brazil and East Coast of Canada offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion and upgrade delays and cost overruns; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; delays in the commencement of time-charters; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to approve the acquisition of vessels offered from Teekay Corporation, or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets and complete organic growth projects; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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